Exhibit 99.1

On Track Innovations Ltd.

2008 Employee Stock Purchase Plan

1.	Purpose

The 2008 On Track Innovations Ltd. Employee Stock Purchase Plan (The “Plan”) is intended to provide a method whereby employees of On Track Innovations Ltd., a corporation organized under the laws of the State of Israel, and its subsidiaries and predecessor corporations, if any (hereinafter collectively referred to, unless the context otherwise requires, the “Company”), will have an opportunity to acquire a proprietary interest in the Company thorough the purchase of Ordinary Shares of the Company.

2.	Definitions

(a)	“Base Pay” means regular straight-time earnings (as the same may be adjusted from time to time) and overtime but excluding payments shift differentials, incentive compensation, sales commissions, bonuses and other special payments.

(b)	“Board” means the Company’s Board of Directors.

(c)	“Committee” means the Compensation Committee of the Company provided, however, that to the extent such committee is not authorized to take action pursuant to the Israeli Companies Law, 5759 – 1999, the Board shall serve as the administrator of the Plan with respect to such action. Notwithstanding the above, the Board shall automatically have an authority if no committee shall be constitutes or if such committee shall cease to operate for any reason.

(d)	“Ordinary Shares” means the ordinary shares of the Company, par value NIS 0.1 per share.

(e)	“Employee” means any individual who is a common law employee of an Employer whose monthly Compensation exceeds US$ 3,000 and is customarily employed for at least twenty (20) hours per week. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves.

(f)	Employer” means the Company and/or its Subsidiary Corporation.

(g)	“Fair Market Value” means, as of any date, the value of Ordinary Shares determined as follows:

(i)	If the Ordinary Shares are listed on any established stock exchange or a national market system, including without limitation Nasdaq Global Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system, as reported in any official publication of such stock exchange, including, but not limited, to any official web site, the Wall Street Journal, or such other source as the Board deems reliable (hereinafter: “the closing sale price”). In a case where the Ordinary Shares are listed on more than one stock exchange or a national market system, the Fair Market Value shall be the average closing sale price for such shares in those stock exchanges and the national market system where the shares are traded.

(ii)	If the Ordinary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for such shares on the last market trading day prior to the day of determination; or

(iii)	In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Committee.

(h)	“Offering Commencement Date” means the applicable date on which an Offering under the Plan commences pursuant to Paragraph 4.

(i)	“Offering Period” means the applicable period commencing the Offering Commencement Date and ending at the Offering Termination Date as specified in Paragraph 4.

(j)	“Offering Termination Date” means the applicable date on which an Offering under the Plan terminates pursuant to Paragraph 4.

(k)	“Subsidiary Corporation” means any company (other than the Company) which is in an unbroken chain of companies beginning with the Company if, at the beginning of an Offering Period, each of the companies other than the last company in the unbroken chain owns shares possessing forty nine percent (49%) or more of the total combined voting power of all classes of shares in one of the other companies in such chain.

3.	Eligibility

(a)     Any individual who is an Employee prior to an Offering Period as defined in Section 4 below, shall be eligible to participate in the Plan.

(b)     Any provision of the Plan to the contrary notwithstanding, no Employee shall be granted an option to participate in the Plan if, immediately after the grant, such Employee would own share capital of the Company and/or hold outstanding options to purchase such shares possessing five percent (5%) or more of the total combined voting power the Company.

4.	Offering Periods

Unless amended, the Plan will be composed of nine offerings (referred to herein collectively as “Offerings” and individually as an “Offering”) of a maximum aggregate of 1,500,000 Ordinary Shares (subject to adjustment as provided in Paragraph 12(a) and 17), subject to Paragraph 12, 17 and 23 below, as follows:

The first Offering Period during which payroll deductions will be accumulated under the Plan shall commence no later to occur of January 1, 2008 and shall end on March 31, 2008. For the remainder of the duration of the Plan, Offering Periods shall consist of the three months periods commencing on April 1; July 1; October 1; and ending on June 31; September 31; December 31 of each calendar year, respectively.

Participation in any Offering under the Plan shall neither limit, nor require, participation in any other Offering.

5.	Participation

All Employees may elect to become participants in an Offering on the applicable Offering Commencement Date by filling out, signing and delivering to the Company an authorization.

(i)	Stating the percentage to be deducted regularly from the employee’s pay;

(ii)	Authorizing the purchase of shares for the Employee in each Offering Period in accordance with the terms of the Plan; and,

(iii)	Specifying the exact name or names in which Ordinary Shares purchased for the Employee are to be issued under this Plan.

6.	Payroll Deductions

(a)     Participants may elect to have amounts withheld from their base pay by completing an authorization for payroll deduction (“Authorization”) on the form provided by the Company and by filing it with the Company’s principal office. At the time a participant files his or her Authorization for a payroll deduction, the participant shall elect to have deductions made from his or her pay on each payday during the time he or she is a participant in an Offering at the rate of any whole 10% starting from 30% and going up to 40% and 50% of the Base Pay; provided that for Base Pay of more than US$5,000 the deduction shall be 50% of the Base Pay. If a participant has not filed an Authorization for the applicable Offering three (3) days prior to the applicable Offering Commencement Date, he or she shall be deemed to have elected not to participate in such Offering Period.

(b)     All payroll deductions made for the participant shall be credited to his or her account under the Plan and will be withheld based on the percentages above. A participant may not make any separate cash payment into such account.

(c)     Except as provided in Paragraph 8(b) or 10, a participant may not make changes to the rate of deduction from his or her monthly base pay during an Offering. Any changes to the rate of deduction from participant’s monthly base pay shall be effective for the following Offering Periods.

7.	Granting of Option

For each of the Offerings, a participant Employee shall be deemed to have been granted an option (the “Option”), on the applicable Offering Termination Date, to purchase a maximum number of Ordinary Shares (the “Number of Underlying Ordinary Shares”) equal to an amount determined by dividing Employee’s total payroll deductions accumulated prior to the applicable Offering Termination Date and retained as of the Offering Termination Date by eighty-five percent (85%) of the Fair Market Value on the applicable Offering Termination Date (the “Option Exercise Price”) .

8.	Exercise of Options

With respect to each Offering during the term of the Plan:

(a)     Participant’s Option will be deemed to have been exercised automatically on the Offering Termination Date applicable to such Offering, for the purchase of the Number of Underlying Ordinary Shares at that time at the applicable Option Exercise Price.

(b)     Fractional shares will not be issued under the Plan and any accumulated payroll deductions which would have been used to purchase fractional shares shall be returned to an Employee without interest promptly following the termination of an Offering.

9.	Delivery

As promptly as practicable after the Offering Termination Date of each Offering, the Company will deliver to each participant, as appropriate, a notification of the amount representing the Ordinary Shares purchased upon the exercise of such participant’s Option. The Company may elect to deliver share certificates to the Participant representing such purchase of shares or may record such purchase and ownership of shares by any other method that comports with applicable law.

10.	Withdrawal

(a)     A participant may withdraw payroll deductions credited to his or her account Base Pay by giving written notice of withdrawal to the principle office of the Company, provided however that such notice shall be effective upon the commencement of the first pay period subsequent to the end of the applicable Offering Period during which a notice was provided to the Company. A participant may not withdraw payroll deduction during an Offering Period with respect to the same Offering Period.

(b)     A participant’s withdrawal from any Offering will not have any effect upon his or her eligibility to participate in any succeeding Offering or in any similar Plan which may hereafter be adopted by the Company. However, payroll deductions shall not resume at the beginning of any succeeding Offering Period unless the Participant delivers to the principle office of the Company a new enrollment form within the time periods and in the form specified by the Company.

(c)     Upon termination of the participant’s employment for any reason, including retirement but excluding death or disability, while in the employ of the Company, the payroll deductions credited to his or her account will be returned to the participant or, in the case of his or her death subsequent to the termination of employment, to the person or persons entitled thereto under Paragraph 14, and Section “d” of this paragraph.

(d)     Upon termination of the participant’s employment because of disability or death, the participant or his or her beneficiary (as defined in Paragraph 14) shall have the right to elect, by written notice given to the Company’s principle office prior to the expiration of the commencing with the date of the disability or death of the participant, either:

(i)	to withdraw all of the payroll deductions credited to the participant’s account under the Plan; or

(ii)	to exercise the participant’s Options on the next Offering Termination Date following the date of the participant’s disability or death for the purchase of the number of full shares of Ordinary Shares which the accumulated payroll deductions in the participant’s account at the date of the participant’s disability or death will purchase at the applicable Option Exercise Price, and any excess in such account will be returned to the participant or said beneficiary.

If no such written notice of election is received by the principle office, the participant or beneficiary shall automatically be deemed to have elected to withdraw the payroll deductions credited to the participant’s account at the date of the participant’s disability or death and the same will be paid promptly to the participant or said beneficiary as determined by the Committee prior to each Offering Commencement Dated.

11.	Interest

No interest shall accrue on any money paid into the Plan credited to the account of any participant.

12.	Shares

(a)     The maximum number of shares of Ordinary Shares which shall be made available for sale under the Plan shall be 1,500,000 Ordinary Shares, subject to adjustment upon changes in capitalization of the Company as provided in Paragraph 16. If the total number of shares for which options are exercised in accordance with Paragraph 8 exceeds 1,500,000 the Company shall make a pro rata allocation of the shares available for delivery and distribution in as nearly a uniform manner as shall be practicable and as it shall determined to be equitable, and the balance of payroll deductions credited to the account of each participant under the Plan shall be returned to him or her as promptly as possible.

(b)     The participant will have no interest or voting rights in Ordinary Shares covered by his or her Option until such Option has been exercised.

(c)     Ordinary Shares to be delivered to a participant under the Plan will be issued in the name of the participant.

13.	Administration

The Plan shall be administrated by the Committee. The interpretation and construction of any provision of the Plan and the adoption of rules and regulations for administering the Plan shall be made by the Committee, subject at all times to the final approval of the Board. Determinations made by the Committee and approved by the Board with respect to any matter or provision contained in the Plan shall be final, conclusive and binding upon the Company and upon all participants, their heirs or legal representatives.

The Company will pay all expenses incurred in the administration of the Plan. No member of the Committee and/or the Company’s management and/or the Subsidiary’s management shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan and all members of the Committee shall be fully indemnified by the Company with respect to any such action, determination or interruption.

14.	Transferability

Neither payroll deductions credited to a participant’s account nor any rights with regard to the exercise of an Option or to receive Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way by the participant otherwise than by will or applicable laws of descent and distribution. Any such attempted assignment, transfer pledge or other disposition shall be without effect.

15.	Use of Funds

All payroll deductions received or held by the Company under this Plan may be used by the Company. The Company shall not be obligated to segregate such payroll deductions.

16.	Reports

Individual accounts shall be maintained for each participant in the Plan. Statements of account shall be provided upon request to participating Employees after the end of certain Offering Period, which statements shall set forth the amounts of payroll deductions, the Options Exercise Price, the number of shares purchased and the remaining cash balance, if any.

17.	Effects of Changes of Ordinary Shares

In the event of any changes of outstanding Ordinary Shares by reason of shares dividends, subdivision, combinations and exchanges of shares, recapitalizations, mergers in which the Company is the surviving corporation, consolidations, and the like, the aggregate number of and class of shares available under the Plan and Option Exercise Price per share shall be appropriately adjusted by the Board, whose determination shall be conclusive. Any such adjustments may provide for the elimination of any fractional shares which would otherwise become to any Options.

18.	Amendment or Termination

(a)     The Board may at any time, and from time to time, for any reason, modify, terminate or amend the Plan in any respect.

(b)     No termination or any modification or amendment of the Plan shall adversely affect the rights of a Participant without his or her consent with respect to Ordinary Shares previously acquired under the Plan.

(c)     Without limiting Section 18(a) and 18(b), the Committee will be entitled to change the Offering Periods, the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Ordinary Shares for each participant properly correspond with amounts withheld from the participant’s Base Pay, and establish such other limitations or procedures as the Committee determines in its sole discretion advisable which are consistent with the Plan, including, to allow Employees outside of Israel to comply with local rules and regulations (taking into account also personal tax considerations of such Employees).

(d)     In the event the Committee determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Committee may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i)	amending the Plan to conform with the safe harbor definition under Statement of Financial Accounting Standards 123(R), including with respect to an Offering Period underway at the time;

(ii)	altering the Option Exercise Price for any Offering Period including an Offering Period underway at the time of the change in Option Exercise Price;

(iii)	shortening any Offering Period, including an Offering Period underway at the time of the Board action; and

(iv)	reducing the maximum percentage of Base Pay a participant may elect as payroll deductions.

19.	Notices

All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received by the Company’s principle office.

20.	Merger or Consolidation

If the Company shall at any time merge into or consolidate with another corporation and the Company is the surviving entity, the holder of each Option then outstanding will thereafter be entitled to receive at the next Offering Termination Date upon the automatic exercise of such Option under Paragraph 8(a) the securities or property which a holder of one share of the Ordinary Shares was entitled to upon and at the time of such merger or consolidation, and the Board shall take such steps in connection with such merger or consolidated as the Board shall deem necessary to assure that the provisions of Paragraph 17 shall thereafter be applicable, as nearly as reasonably practicable, to such securities or property. In the event of a merger or consolidation in which the Company is not the surviving entity, or of a sale of all or substantially all of the assets of the Company, the Plan shall terminate, and all payroll deductions credited to participants’ accounts shall be returned to them; provided, however, that the Board may, in the event of such merger, consolidation or sale, accelerate the Offering Termination Date of the Offering then in effect and permit participants to purchase shares under the Plan at such accelerated Offering Termination Date.

21.	Limits on Sale of Shares Purchased Under the Plan

The Plan is intended to provide Ordinary Shares for investment and not for resale. The Company does not, however, intends to restrict or influence any employee in the conduct of his or hers affairs. An employee may, therefore, sell shares purchased under the Plan at any time the employee chooses, subject to compliance with any applicable laws, including but not limited to, applicable securities laws, and subject to any restrictions imposed under any tax laws to ensure that tax withholding obligations are satisfied. The Employee assumes the risk of any market fluctuations in the price of the shares.

22.	Registration and Qualification of the Plan under Applicable Securities Laws

Notwithstanding anything to the contrary herein, no Option shall be granted under the Plan until such time as the Company has qualified or registered the shares which are subject to the Options under all applicable state and U.S. federal securities laws to the extent required by such laws. In the event the shares shall not have been so qualified and registered prior to the date an Offering is scheduled to commence, the Offering Commencement Date shall be the date upon which the registration of the shares and other qualification shall have become effective.